                                                                                                            Filed by MedImmune, Inc.
                                                                               Pursuant to Rule 425 under the Securities Act of 1933
                                                                                                             Subject Company: Aviron
                                                                                                       Commission File No. 000-20815

                                  MEDIMMUNE HAS HELD LICENSE TO GENENTECH ANTIBODY PATENT SINCE 1997

Gaithersburg, MD, December 21, 2001 -- On December 18, 2001, Genentech, Inc. (NYSE: DNA) announced that it had been granted a patent relating to certain methods and compositions used to produce antibodies by recombinant DNA technology. This patent had been filed by
Genentech with a priority date of 1983. Today, a number of biotechnology companies, including MedImmune (Nasdaq: MEDI), utilize methods of recombinant DNA technology in the production of their antibody-based products. In anticipation of any potential impact the issuance of this patent could have, four years ago, MedImmune obtained a license to Genentech's antibody production patent for
MedImmune's antibody-based product Synagis(R)(palivizumab).

MedImmune is in the process of evaluating whether any valid claim of Genentech's patent, as recently issued, covers production of
Synagis. If so, MedImmune would pay royalties to Genentech on U.S. net sales of Synagis commencing December 18, 2001. MedImmune anticipates that incremental Synagis royalties to Genentech, if any, would not change its prior financial guidance issued on
December 3, 2001. MedImmune is also evaluating whether any of its other antibody-based product candidates, if and when approved for marketing by the U.S. Food and Drug Administration, could require a license under the Genentech patent. There can be no assurance that if such a license were required and available, it would be available on terms acceptable to MedImmune.

Synagis(R)(palivizumab) is marketed for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus in pediatric patients at high risk of RSV disease, which is prominent in the Northern Hemisphere from October through May (see full prescribing information at www.medimmune.com).

MedImmune, Inc. is a biotechnology company focused on developing and marketing products that address medical needs in areas such as infectious disease, immune regulation and cancer. Headquartered in Gaithersburg, Maryland, MedImmune has manufacturing facilities in
Frederick, Maryland and Nijmegen, the Netherlands.

This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in
MedImmune's and Aviron's filings with the SEC. MedImmune and Aviron have confirmed that the granting of the Genentech patent does not affect the merger agreement that they entered into on December 2, 2001. MedImmune and Aviron are developing products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. There can be no assurance that MedImmune's exchange offer for Aviron shares or the merger will close or that
Aviron will be integrated successfully or without unanticipated costs.

We urge Aviron stockholders and other investors to read the registration statement on Form S-4, Schedule TO, preliminary prospectus, supplements, final prospectus and other exchange offer documents which have been filed or will be filed by MedImmune with the
Securities and Exchange Commission and the related solicitation/recommendation statement filed by Aviron with the SEC. These documents contain important information which should be read carefully before any decision is made with respect to the offer.
Documents filed with the SEC are available for free at the SEC's website at www.sec.gov. Documents are also available for free from
MacKenzie Partners, Inc., 800-322-2885.